UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: October 27, 2026
ARRIVED HOMES 3, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	92-1716073
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer's telephone number)

www.arrived.com
(Issuer's website)

Arrived Series Haven; Arrived Series Chilhowee; Arrived Series Sheezy; Arrived Series Cristalino; Arrived Series Hermanos; Arrived Series Bowling; Arrived Series Emelina; Arrived Series Caden; Arrived Series Camellia; Arrived Series Palmore; Arrived Series Brookwood; Arrived Series Lithonia; Arrived Series Haverhill; Arrived Series Woodwind; Arrived Series Aspen; Arrived Series Thomas; Arrived Series Bennett; Arrived Series Benny; Arrived Series Montgomery; Arrived Series Summerglen; Arrived Series Portsmouth; Arrived Series Westhaven; Arrived Series Cordero; Arrived Series Wheeler; Arrived Series Watson; Arrived Series Holmes; Arrived Series Hamblen; Arrived Series Ethan; Arrived Series Helmerich; Arrived Series Claremore; Arrived Series Bryant; Arrived Series Hancock; Arrived Series Wynde; Arrived Series Haikey; Arrived Series Arkoma; Arrived Series Gordon; Arrived Series Lucas; Arrived Series Woodland; Arrived Series Macomber; Arrived Series Meridian; Arrived Series Pongo; Arrived Series Perdita; Arrived Series Bean; Arrived Series Ellie; Arrived Series Antares; Arrived Series Bluebell; Arrived Series Aramis; Arrived Series Barclay; Arrived Series Athos; Arrived Series Bradford; Arrived Series Caterpillar; Arrived Series Liberty; Arrived Series Mallard; Arrived Series Riverwood; Arrived Series Roanoke; Arrived Series Zane; Arrived Series Sherwood; Arrived Series Tansel; Arrived Series Tytus; Arrived Series Williamson; Arrived Series Arya; Arrived Series Sansa; Arrived Series Marcy; Arrived Series Hedgecrest; Arrived Series Haybridge; Arrived Series Layla; Arrived Series Lola; Arrived Series Ratliff; Arrived Series Collinison; Arrived Series Hardman; Arrived Series Pebblestone; Arrived Series Keystone; Arrived Series Northbrook; Arrived Series Rachel; Arrived Series Frances; Arrived Series Ross; Arrived Series Northridge; Arrived Series Wyndhurst; Arrived Series Vanzant; Arrived Series Glenncrest; Arrived Series Oakland; Arrived Series Laurel; Arrived Series Phoebe; Arrived Series Johnson; Arrived Series Sedgefield; Arrived Series Robinson; Arrived Series Seneca; Arrived Series Adams; Arrived Series Bayne; Arrived Series Boxwood; Arrived Series Langley; Arrived Series Misty; Arrived Series Metallo; Arrived Series Presidio; Arrived Series Spangler; Arrived Series Tomlinson

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

Net Asset Value as of October 25, 2026

As of 8:00 AM Eastern Time, Sunday, October 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about January 25, 2027.

Series	NAV Per Interest
Adams	$9.60
Antares	$9.27
Aramis	$9.71
Arkoma	$10.48
Arya	$9.08
Aspen	$9.47
Athos	$9.87
Barclay	$10.17
Bayne	$10.15
Bean	$10.39
Bennett	$9.58
Benny	$10.53
Bluebell	$10.62
Bowling	$9.87
Boxwood	$9.96
Bradford	$10.00
Brookwood	$9.76
Bryant	$9.44
Caden	$10.05
Camellia	$10.92
Caterpillar	$8.88
Chilhowee	$11.21
Claremore	$9.39
Collinison	$9.90
Cordero	$10.32
Cristalino	$10.56
Ellie	$10.98
Emelina	$10.41
Ethan	$10.28
Frances	$9.33
Glenncrest	$9.66
Gordon	$10.15
Haikey	$10.18
Hamblen	$10.86
Hancock	$10.28
Hardman	$10.19
Haven	$11.36
Haverhill	$9.22
Haybridge	$9.38
Hedgecrest	$9.36
Helmerich	$9.57
Hermanos	$11.04
Holmes	$9.21
Johnson	$10.54
Keystone	$9.78
Langley	$10.66
Laurel	$10.58
Layla	$9.98
Liberty	$9.77
Lithonia	$8.54
Lola	$9.98
Lucas	$9.90
Macomber	$9.71
Mallard	$10.27
Marcy	$8.94
Meridian	$9.40
Metallo	$10.59
Misty	$9.84
Montgomery	$9.97
Northbrook	$9.39
Northridge	$9.67
Oakland	$10.07
Palmore	$10.20
Pebblestone	$9.91
Perdita	$9.71
Phoebe	$10.37
Pongo	$9.67
Portsmouth	$10.54
Presidio	$9.45
Rachel	$9.83
Ratliff	$10.13
Riverwood	$8.97
Roanoke	$10.71
Robinson	$9.89
Ross	$10.05
Sansa	$9.12
Sedgefield	$9.87
Seneca	$10.27
Sheezy	$11.36
Sherwood	$9.09
Spangler	$10.67
Summerglen	$9.76
Tansel	$10.42
Thomas	$9.93
Tomlinson	$10.32
Tytus	$10.64
Vanzant	$10.04
Watson	$9.31
Westhaven	$10.56
Wheeler	$9.73
Williamson	$11.78
Woodland	$10.38
Woodwind	$9.22
Wynde	$10.00
Wyndhurst	$9.45
Zane	$9.47

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos
ASSETS
Current assets:
Cash	$13,322	$7,583	$9,396	$17,804	$6,000	$7,117	$6,000
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,933	4,083	5,230	5,616	2,722	3,214	6,375
Property and equipment, net	292,839	285,205	276,245	216,855	167,310	245,264	270,102
Total assets	$311,865	$297,612	$291,711	$240,943	$176,554	$256,339	$285,335

LIABILITIES
Current liabilities:
Accrued expenses	$2,206	$2,951	$3,535	$5,336	$3,149	$2,854	$4,727
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,146	5,362	5,350	4,217	6,893	5,527	7,965
Tenant deposits	2,595	2,245	3,790	3,890	1,350	1,795	4,190
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$7,947	$10,558	$12,675	$13,443	$16,393	$10,177	$16,882

MEMBERS' EQUITY (DEFICIT)
Members' capital	308,352	301,365	290,132	220,393	183,802	255,585	285,264
Accumulated deficit	-	-	-	-	-	-	-
Total members' equity (deficit)	$303,917	$287,054	$279,036	$227,500	$160,161	$246,162	$268,453
Total liabilities and members' equity (deficit)	$311,865	$297,612	$291,711	$240,943	$176,554	$256,339	$285,335

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	303,917	287,054	279,036	227,500	160,161	246,162	268,453
Net adjustments to fair value	42,545	52,327	63,295	69,561	39,439	52,047	70,440
TOTAL NET ASSETS	$346,462	$339,381	$342,331	$297,061	$199,600	$298,209	$338,893
NET ASSET VALUE PER INTEREST	$9.60	$9.27	$9.71	$10.48	$9.08	$9.47	$9.87

	Barclay	Bayne	Bean	Bennett	Benny	Bluebell	Bowling
ASSETS
Current assets:
Cash	$18,269	$18,900	$7,909	$6,220	$3,819	$8,310	$4,628
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	1,985	4,863	4,488	2,566	3,897	3,975	1,797
Property and equipment, net	281,233	335,264	272,609	194,002	233,534	275,211	190,318
Total assets	$302,167	$359,976	$285,845	$203,371	$243,030	$288,316	$197,389

LIABILITIES
Current liabilities:
Accrued expenses	$2,799	$3,012	$2,731	$2,067	$3,579	$4,095	$2,070
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,467	3,434	5,247	4,375	8,580	5,350	5,850
Tenant deposits	-	2,745	2,145	1,695	1,795	2,345	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$8,266	$9,191	$10,122	$8,137	$13,954	$11,789	$7,920

MEMBERS' EQUITY (DEFICIT)
Members' capital	281,438	354,045	268,641	186,863	243,117	285,730	183,301
Accumulated deficit	-	-	-	-	-	-	-
Total members' equity (deficit)	$293,900	$350,785	$275,723	$195,234	$229,076	$276,527	$189,469
Total liabilities and members' equity (deficit)	$302,167	$359,976	$285,845	$203,371	$243,030	$288,316	$197,389

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	293,900	350,785	275,723	195,234	229,076	276,527	189,469
Net adjustments to fair value	75,968	66,261	78,692	45,288	91,787	100,438	50,736
TOTAL NET ASSETS	$369,868	$417,046	$354,416	$240,522	$320,863	$376,964	$240,205
NET ASSET VALUE PER INTEREST	$10.17	$10.15	$10.39	$9.58	$10.53	$10.62	$9.87

	Boxwood	Bradford	Brookwood	Bryant	Caden	Camellia	Caterpillar
ASSETS
Current assets:
Cash	$16,173	$18,614	$6,313	$4,526	$5,888	$6,000	$6,000
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	7,009	3,877	4,059	-	4,110	3,878	3,445
Property and equipment, net	309,616	279,490	256,916	258,970	228,586	237,674	276,297
Total assets	$333,587	$302,649	$267,913	$265,850	$239,339	$248,312	$289,049

LIABILITIES
Current liabilities:
Accrued expenses	$3,428	$2,744	$3,421	$6,373	$1,970	$3,165	$4,317
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,171	5,427	5,792	9,800	10,820	5,522	9,238
Tenant deposits	4,390	2,145	1,795	-	2,393	1,795	1,750
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,988	$10,316	$11,008	$16,173	$19,683	$10,482	$23,405

MEMBERS' EQUITY (DEFICIT)
Members' capital	331,423	288,236	256,216	262,042	241,274	235,305	316,827
Accumulated deficit	-	-	-	-	-	-	-
Total members' equity (deficit)	$322,599	$292,333	$256,905	$249,677	$219,656	$237,830	$265,644
Total liabilities and members' equity (deficit)	$333,587	$302,649	$267,913	$265,850	$239,339	$248,312	$289,049

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	322,599	292,333	256,905	249,677	219,656	237,830	265,644
Net adjustments to fair value	57,819	69,101	63,815	61,049	75,740	98,528	51,699
TOTAL NET ASSETS	$380,418	$361,434	$320,720	$310,726	$295,396	$336,358	$317,343
NET ASSET VALUE PER INTEREST	$9.96	$10.00	$9.76	$9.44	$10.05	$10.92	$8.88

	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie	Emelina
ASSETS
Current assets:
Cash	$9,650	$6,936	$11,895	$6,000	$1,974	$6,000	$4,074
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,703	1,684	4,424	3,566	-	4,370	3,379
Property and equipment, net	294,803	216,021	284,873	250,803	280,971	267,172	230,010
Total assets	$310,107	$225,988	$301,965	$261,008	$283,986	$278,441	$238,253

LIABILITIES
Current liabilities:
Accrued expenses	$1,641	$2,712	$2,193	$3,153	$9,039	$2,595	$2,780
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,930	4,756	4,918	6,168	9,057	6,921	7,079
Tenant deposits	2,395	1,695	2,095	2,045	2,295	2,345	1,795
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,966	$24,862	$9,206	$11,366	$30,191	$19,762	$11,654

MEMBERS' EQUITY (DEFICIT)
Members' capital	288,099	229,963	289,229	268,350	309,750	293,830	234,861
Accumulated deficit	-	-	-	-	-	-	-
Total members' equity (deficit)	$299,141	$201,126	$292,759	$249,642	$253,795	$258,679	$226,599
Total liabilities and members' equity (deficit)	$310,107	$225,988	$301,965	$261,008	$283,986	$278,441	$238,253

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	299,141	201,126	292,759	249,642	253,795	258,679	226,599
Net adjustments to fair value	122,915	59,957	59,829	92,651	128,645	108,919	75,817
TOTAL NET ASSETS	$422,055	$261,084	$352,587	$342,293	$382,440	$367,598	$302,416
NET ASSET VALUE PER INTEREST	$11.21	$9.39	$9.90	$10.32	$10.56	$10.98	$10.41

	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock
ASSETS
Current assets:
Cash	$3,346	$12,027	$12,165	$9,327	$6,000	$7,907	$7,988
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,877	4,153	1,447	4,318	4,070	5,007	2,915
Property and equipment, net	185,106	260,721	270,723	234,727	225,627	235,110	249,807
Total assets	$191,969	$277,606	$285,111	$249,077	$237,097	$248,777	$261,599

LIABILITIES
Current liabilities:
Accrued expenses	$2,547	$3,439	$3,522	$3,259	$3,514	$2,214	$3,442
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,407	4,544	3,915	4,579	4,982	5,246	5,634
Tenant deposits	1,650	2,245	1,750	1,895	2,295	2,595	2,045
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$29,005	$10,228	$9,187	$9,733	$10,791	$10,055	$11,121

MEMBERS' EQUITY (DEFICIT)
Members' capital	192,885	254,445	289,242	236,063	229,317	229,955	255,471
Accumulated deficit	-	-	-	-	-	-	-
Total members' equity (deficit)	$162,965	$267,378	$275,923	$239,344	$226,306	$238,721	$250,478
Total liabilities and members' equity (deficit)	$191,969	$277,606	$285,111	$249,077	$237,097	$248,777	$261,599

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	162,965	267,378	275,923	239,344	226,306	238,721	250,478
Net adjustments to fair value	77,146	39,354	48,880	69,515	68,277	93,726	78,405
TOTAL NET ASSETS	$240,111	$306,732	$324,803	$308,858	$294,583	$332,447	$328,883
NET ASSET VALUE PER INTEREST	$10.28	$9.33	$9.66	$10.15	$10.18	$10.86	$10.28

	Hardman	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos
ASSETS
Current assets:
Cash	$12,073	$5,776	$4,944	$13,371	$4,560	$8,040	$5,936
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,437	753	2,290	5,915	2,597	3,845	5,380
Property and equipment, net	362,154	169,510	214,971	334,474	338,725	231,404	286,614
Total assets	$379,424	$176,626	$222,927	$354,498	$346,619	$244,631	$298,795

LIABILITIES
Current liabilities:
Accrued expenses	$3,323	$1,620	$3,470	$2,944	$2,929	$2,771	$4,129
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,336	6,038	6,778	5,850	10,883	5,166	9,518
Tenant deposits	2,495	1,495	1,745	3,990	1,895	2,045	3,293
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$12,154	$13,853	$11,993	$12,783	$15,707	$9,983	$20,639

MEMBERS' EQUITY (DEFICIT)
Members' capital	359,853	172,112	224,654	352,254	367,545	240,004	299,819
Accumulated deficit	-	-	-	-	-	-	-
Total members' equity (deficit)	$367,270	$162,773	$210,934	$341,714	$330,911	$234,648	$278,155
Total liabilities and members' equity (deficit)	$379,424	$176,626	$222,927	$354,498	$346,619	$244,631	$298,795

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	367,270	162,773	210,934	341,714	330,911	234,648	278,155
Net adjustments to fair value	88,520	84,450	44,721	54,405	64,275	52,800	122,625
TOTAL NET ASSETS	$455,789	$247,223	$255,655	$396,119	$395,187	$287,448	$400,780
NET ASSET VALUE PER INTEREST	$10.19	$11.36	$9.22	$9.38	$9.36	$9.57	$11.04

	Holmes	Johnson	Keystone	Langley	Laurel	Layla	Liberty
ASSETS
Current assets:
Cash	$8,200	$17,629	$7,407	$7,125	$14,320	$7,857	$6,000
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	-	5,558	3,827	5,286	4,721	4,196	4,032
Property and equipment, net	161,282	310,789	325,116	319,314	315,340	302,799	240,722
Total assets	$170,000	$334,816	$337,352	$332,907	$335,279	$315,796	$252,822

LIABILITIES
Current liabilities:
Accrued expenses	$4,955	$3,239	$2,391	$-	$2,952	$2,485	$4,162
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,532	4,240	5,640	3,493	4,647	5,617	8,964
Tenant deposits	-	2,645	2,245	2,595	2,395	2,695	2,395
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$8,487	$10,125	$10,276	$6,088	$9,995	$10,797	$22,521

MEMBERS' EQUITY (DEFICIT)
Members' capital	162,362	318,377	331,075	338,776	325,290	303,466	246,177
Accumulated deficit	-	-	-	-	-	-	-
Total members' equity (deficit)	$161,512	$324,691	$327,076	$326,819	$325,284	$304,999	$230,301
Total liabilities and members' equity (deficit)	$170,000	$334,816	$337,352	$332,907	$335,279	$315,796	$252,822

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	161,512	324,691	327,076	326,819	325,284	304,999	230,301
Net adjustments to fair value	33,860	84,721	67,087	90,700	91,265	77,075	61,140
TOTAL NET ASSETS	$195,372	$409,412	$394,163	$417,519	$416,550	$382,074	$291,441
NET ASSET VALUE PER INTEREST	$9.21	$10.54	$9.78	$10.66	$10.58	$9.98	$9.77

	Lithonia	Lola	Lucas	Macomber	Mallard	Marcy	Meridian
ASSETS
Current assets:
Cash	$2,373	$6,365	$6,000	$5,187	$11,484	$6,458	$4,889
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,658	4,696	4,486	4,858	-	2,954	-
Property and equipment, net	264,799	285,967	236,748	255,120	191,264	167,310	247,163
Total assets	$272,603	$297,804	$249,661	$267,738	$203,409	$177,243	$252,965

LIABILITIES
Current liabilities:
Accrued expenses	$4,795	$2,299	$4,823	$4,681	$2,493	$4,018	$2,511
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,721	5,225	6,613	9,476	3,640	3,120	6,668
Tenant deposits	3,990	2,345	2,395	2,695	-	1,895	1,850
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$40,805	$9,869	$13,831	$16,851	$6,133	$9,033	$11,029

MEMBERS' EQUITY (DEFICIT)
Members' capital	287,269	280,446	252,765	263,858	195,461	174,749	256,337
Accumulated deficit	-	-	-	-	-	-	-
Total members' equity (deficit)	$231,798	$287,936	$235,830	$250,887	$197,276	$168,211	$241,936
Total liabilities and members' equity (deficit)	$272,603	$297,804	$249,661	$267,738	$203,409	$177,243	$252,965

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	231,798	287,936	235,830	250,887	197,276	168,211	241,936
Net adjustments to fair value	51,256	67,428	63,102	66,653	60,683	28,509	54,620
TOTAL NET ASSETS	$283,054	$355,364	$298,932	$317,540	$257,959	$196,720	$296,556
NET ASSET VALUE PER INTEREST	$8.54	$9.98	$9.90	$9.71	$10.27	$8.94	$9.40

	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore
ASSETS
Current assets:
Cash	$12,685	$18,894	$4,836	$10,644	$9,649	$7,041	$6,952
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,695	7,558	3,956	3,679	3,195	4,189	3,091
Property and equipment, net	282,491	330,250	194,873	263,287	243,647	286,389	186,334
Total assets	$299,614	$357,809	$204,334	$278,314	$257,220	$298,438	$196,992

LIABILITIES
Current liabilities:
Accrued expenses	$5,934	$4,723	$2,584	$3,789	$2,503	$2,395	$1,783
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,017	3,767	6,189	4,598	4,380	4,095	4,154
Tenant deposits	1,995	5,190	2,468	1,895	1,650	2,345	1,550
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,946	$13,680	$19,941	$10,282	$8,533	$8,834	$24,187

MEMBERS' EQUITY (DEFICIT)
Members' capital	308,029	343,310	205,000	271,289	267,468	304,747	197,714
Accumulated deficit	-	-	-	-	-	-	-
Total members' equity (deficit)	$288,669	$344,130	$184,393	$268,032	$248,687	$289,604	$172,805
Total liabilities and members' equity (deficit)	$299,614	$357,809	$204,334	$278,314	$257,220	$298,438	$196,992

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	288,669	344,130	184,393	268,032	248,687	289,604	172,805
Net adjustments to fair value	80,714	57,497	61,825	45,302	60,356	73,213	73,689
TOTAL NET ASSETS	$369,383	$401,627	$246,218	$313,334	$309,043	$362,817	$246,494
NET ASSET VALUE PER INTEREST	$10.59	$9.84	$9.97	$9.39	$9.67	$10.07	$10.20

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel
ASSETS
Current assets:
Cash	$8,707	$12,208	$9,568	$13,750	$682	$6,084	$8,197
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,902	4,192	4,008	1,772	2,908	3,386	3,808
Property and equipment, net	315,426	304,786	259,300	304,786	199,670	230,366	270,073
Total assets	$330,038	$321,946	$273,650	$321,067	$203,860	$240,511	$282,851

LIABILITIES
Current liabilities:
Accrued expenses	$2,436	$2,859	$2,226	$2,859	$2,619	$6,903	$2,274
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,500	5,916	3,818	5,892	6,441	2,401	4,708
Tenant deposits	2,795	2,095	2,145	1,795	1,495	1,745	1,995
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,732	$10,870	$8,190	$10,546	$10,555	$11,048	$8,977

MEMBERS' EQUITY (DEFICIT)
Members' capital	311,610	319,744	267,289	324,466	208,389	251,300	274,285
Accumulated deficit	-	-	-	-	-	-	-
Total members' equity (deficit)	$319,306	$311,076	$265,461	$310,521	$193,305	$229,463	$273,874
Total liabilities and members' equity (deficit)	$330,038	$321,946	$273,650	$321,067	$203,860	$240,511	$282,851

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	319,306	311,076	265,461	310,521	193,305	229,463	273,874
Net adjustments to fair value	68,538	69,650	73,689	68,333	78,928	41,271	62,057
TOTAL NET ASSETS	$387,844	$380,726	$339,149	$378,854	$272,233	$270,734	$335,931
NET ASSET VALUE PER INTEREST	$9.91	$9.71	$10.37	$9.67	$10.54	$9.45	$9.83

	Ratliff	Riverwood	Roanoke	Robinson	Ross	Sansa	Sedgefield
ASSETS
Current assets:
Cash	$7,751	$3,985	$13,005	$16,806	$13,901	$10,407	$28,483
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,384	5,030	4,843	3,186	5,012	2,769	1,229
Property and equipment, net	298,077	268,256	308,436	308,077	311,583	167,310	277,072
Total assets	$310,988	$278,119	$327,633	$328,855	$331,477	$181,007	$307,639

LIABILITIES
Current liabilities:
Accrued expenses	$1,581	$4,519	$-	$3,393	$2,649	$3,194	$-
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,530	11,437	5,999	3,645	5,451	3,114	7,058
Tenant deposits	2,345	2,843	2,495	2,345	2,545	1,395	3,243
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,456	$24,799	$8,494	$9,383	$10,646	$7,703	$10,300

MEMBERS' EQUITY (DEFICIT)
Members' capital	300,472	299,012	306,614	331,339	307,580	167,347	303,063
Accumulated deficit	-	-	-	-	-	-	-
Total members' equity (deficit)	$301,532	$253,320	$319,139	$319,472	$320,832	$173,304	$297,339
Total liabilities and members' equity (deficit)	$310,988	$278,119	$327,633	$328,855	$331,477	$181,007	$307,639

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	301,532	253,320	319,139	319,472	320,832	173,304	297,339
Net adjustments to fair value	79,989	61,730	105,501	61,443	74,907	27,218	58,865
TOTAL NET ASSETS	$381,522	$315,050	$424,641	$380,915	$395,738	$200,521	$356,205
NET ASSET VALUE PER INTEREST	$10.13	$8.97	$10.71	$9.89	$10.05	$9.12	$9.87

	Seneca	Sheezy	Sherwood	Spangler	Summerglen	Tansel	Thomas
ASSETS
Current assets:
Cash	$15,391	$5,854	$3,910	$8,420	$6,000	$6,000	$3,634
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,693	3,428	1,839	-	3,620	4,088	3,665
Property and equipment, net	281,994	212,044	160,276	370,514	222,026	299,124	200,994
Total assets	$301,925	$221,983	$166,544	$380,077	$232,921	$311,048	$208,830

LIABILITIES
Current liabilities:
Accrued expenses	$3,183	$2,691	$3,054	$6,424	$2,919	$3,566	$2,459
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,505	6,538	4,342	3,629	5,715	6,428	5,819
Tenant deposits	2,295	2,045	1,445	-	1,795	2,295	1,695
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$8,983	$11,273	$15,041	$10,053	$10,429	$12,289	$9,973

MEMBERS' EQUITY (DEFICIT)
Members' capital	301,567	202,749	175,793	404,524	219,074	322,499	199,233
Accumulated deficit	-	-	-	-	-	-	-
Total members' equity (deficit)	$292,942	$210,710	$151,503	$370,024	$222,492	$298,759	$198,858
Total liabilities and members' equity (deficit)	$301,925	$221,983	$166,544	$380,077	$232,921	$311,048	$208,830

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	292,942	210,710	151,503	370,024	222,492	298,759	198,858
Net adjustments to fair value	68,650	98,749	43,531	114,715	57,418	101,921	57,915
TOTAL NET ASSETS	$361,592	$309,459	$195,034	$484,739	$279,910	$400,680	$256,773
NET ASSET VALUE PER INTEREST	$10.27	$11.36	$9.09	$10.67	$9.76	$10.42	$9.93

	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler	Williamson
ASSETS
Current assets:
Cash	$4,898	$12,674	$8,637	$10,007	$6,000	$8,738	$6,000
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,980	4,561	4,690	2,941	4,107	2,640	3,618
Property and equipment, net	233,394	239,203	331,045	161,282	233,886	190,951	263,985
Total assets	$242,978	$257,092	$345,040	$174,747	$244,638	$202,976	$274,841

LIABILITIES
Current liabilities:
Accrued expenses	$2,665	$3,465	$9,507	$3,080	$3,409	$2,070	$-
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	15,873	4,650	5,794	3,572	7,012	4,206	13,560
Tenant deposits	2,250	2,495	2,695	1,600	2,145	1,450	1,850
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$20,787	$10,610	$17,996	$8,252	$12,566	$7,726	$15,410

MEMBERS' EQUITY (DEFICIT)
Members' capital	261,257	234,821	336,132	163,669	237,973	190,693	276,842
Accumulated deficit	-	-	-	-	-	-	-
Total members' equity (deficit)	$222,190	$246,482	$327,045	$166,495	$232,072	$195,250	$259,430
Total liabilities and members' equity (deficit)	$242,978	$257,092	$345,040	$174,747	$244,638	$202,976	$274,841

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	222,190	246,482	327,045	166,495	232,072	195,250	259,430
Net adjustments to fair value	80,213	80,763	90,456	31,310	88,405	48,340	136,347
TOTAL NET ASSETS	$302,403	$327,245	$417,500	$197,805	$320,477	$243,590	$395,777
NET ASSET VALUE PER INTEREST	$10.32	$10.64	$10.04	$9.31	$10.56	$9.73	$11.78

	Woodland	Woodwind	Wynde	Wyndhurst	Zane
ASSETS
Current assets:
Cash	$1,204	$6,000	$6,000	$15,929	$5,337
Other receivables	-	-	-	-	-
Prepaid expenses	-	-	-	-	-
Deposits	-	3,387	-	3,539	2,235
Property and equipment, net	149,783	233,613	231,863	289,474	156,292
Total assets	$151,543	$243,566	$238,759	$309,798	$164,427

LIABILITIES
Current liabilities:
Accrued expenses	$2,239	$2,568	$3,423	$2,400	$1,983
Accounts payable	-	-	-	-	-
Due to (from) related parties	4,127	7,681	5,514	5,052	4,139
Tenant deposits	1,395	1,595	-	1,745	1,275
Note payable, related party	-	-	-	-	-
Mortgage payables	-	-	-	-	-
Total liabilities	$7,762	$15,944	$12,737	$9,197	$7,397

MEMBERS' EQUITY (DEFICIT)
Members' capital	159,197	241,770	242,400	306,700	152,338
Accumulated deficit	-	-	-	-	-
Total members' equity (deficit)	$143,782	$227,622	$226,022	$300,601	$157,030
Total liabilities and members' equity (deficit)	$151,543	$243,566	$238,759	$309,798	$164,427

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	143,782	227,622	226,022	300,601	157,030
Net adjustments to fair value	58,915	49,046	72,141	46,287	32,909
TOTAL NET ASSETS	$202,696	$276,668	$298,162	$346,888	$189,939
NET ASSET VALUE PER INTEREST	$10.38	$9.22	$10.00	$9.45	$9.47

[1] Estimated Balance Sheet as of August 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over the lesser of ten years and the fixed rate period of the long term financing tied directly to the assets (typically five to ten years), and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered "forward-looking statements."  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager's expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "possible," "potential," "predicts," "projects," "seeks," "should," "will," "would" and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings "Summary – Summary Risk Factors" and "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of the parties' assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 27, 2026.

ARRIVED HOMES 3, LLC

By:	Arrived Fund Manager, LLC
Its:	Managing Member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer